

June 10, 2015

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

      Re: **SLM Student Loan Trust 2011-2**
               SLM Student Loan Trust 2012-1
               SLM Student Loan Trust 2012-2
               SLM Student Loan Trust 2012-6
               SLM Student Loan Trust 2013-6
               SLM Student Loan Trust 2014-1
               Forms 10-K for the year ended December 31, 2014
               Filed March 31, 2015
               Response Dated May 29, 2015
               File Nos. 333-166301-03, -05, -06, -09, -16, and -17

Dear Mr. Chivavibul:

      We have reviewed your May 29, 2015 response to our comment letter and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2015 letter.

Exhibit 10.1 to the Forms 10-K

1.   We note your response to prior comment 1 where you state that "all future filings will include Exhibit 10.1 utilizing a description of the Indenture consistent with the format used to describe the Indenture in Exhibit 4.1." It is unclear based on your response whether you will file the Indenture as Exhibit 4.1 and as Exhibit 10.1 or whether Exhibit 10.1 is incorporating by reference another material agreement. Please clarify. Additionally, to assist investors in locating the documents incorporated by reference, please confirm that you will provide the file numbers of such documents as part of the exhibit descriptions.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel